SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended


                       Windkraft Alsleben 1 GmbH & Co. KG
                                 Netzbetrieb KG
--------------------------------------------------------------------------------
                       (Name of foreign utility companies)


                      General Electric Capital Corporation
--------------------------------------------------------------------------------
    (Name of filing company, if filed on behalf of a foreign utility company)


     General Electric Capital Corporation ("GECC") herewith files with the Securities and Exchange Commission this Notification of Foreign Utility Company Status pursuant to Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "Act").

ITEM 1

Names and Business Address:
--------------------------
     The names and business address of the entities claiming foreign utility company status are:

     Windkraft Alsleben 1 GmbH & Co. KG and Netzbetrieb KG (the "Project Companies")
     Mainzer Landstr. 46
     60325 Frankfurt am Main
     Germany



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Description of Facility:
-----------------------
     The facility, Alsleben, which is to be owned by Windkraft Alsleben 1 GmbH & Co. KG, is a 55 megawatt wind project to be developed near Dresden, Germany, with 37 wind turbines of the type GE 1.5sl. Construction of the wind park, substation and an upgrade of an overhead transmission line is due to start in September 2005, and is due to be completed between December 2005 (24 turbines) and March 2006 (13 turbines). Netzbetrieb KG will own the overhead transmission line serving the wind project.

Ownership:
---------
     All of the limited partner interests in the Project Companies are owned by EFS Windpark Alsleben Beteiligungs GmbH. The general partner in the Project Companies is EFS Windpark Management GmbH and both the limited partner interests and the general partner are owned by EFS Windpark Beteiligungs GmbH which is owned by EFS-B, Inc. GECC owns all of the voting securities of EFS-B Inc.

     GECC is a global, diversified financial services company engaged in commercial finance, consumer finance, equipment management and insurance with assets of approximately $500 billion serving consumers and businesses in 47 countries around the world. GECC, in turn, is a wholly-owned subsidiary of the General Electric Company.

ITEM 2

     There is no domestic associate public-utility company of the Project Companies.



                                    EXHIBIT A
                                    ---------

                                 Not applicable.








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


                                    Signature


     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                        General Electric Capital Corporation


                                        By:      /s/  J. Alex Urquart
                                           -------------------------------------
                                                  J. Alex Urquart









Date: September 1, 2005



















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